Exhibit 99.1

March 10, 2025

Diversified Energy Company PLC
(“Diversified” or the "Company")

Result of General Meeting and Acquisition Update

Diversified Energy Company PLC (LSE:DEC, NYSE:DEC) is pleased to announce that the resolution put to shareholders at the Company's General Meeting held earlier today was duly passed.

The General Meeting was held to invite shareholders to consider and approve the resolution to allot and issue the consideration shares connection with the proposed acquisition of Maverick Natural Resources (the “Acquisition”), as described in the announcement released on January 27, 2025 and the shareholder circular (including the notice of general meeting) published on February 20, 2025 (the “Circular”).

The total votes were cast as follows:

Resolution	For	%	Against	%	Withheld
1. Approval to allot the consideration shares	28,359,028	99%	213,759	1%	49,696

Note: A vote "Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" or "Against" shown.

The full text of the resolution passed at the General Meeting is set out in the Circular which has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Board of Diversified Energy Company PLC is pleased to note that shareholders approved the resolution with substantial support, and would like to thank shareholders for their input and continued support.

Acquisition Timing Update

The Company notes that the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") waiting period in connection with the Acquisition expired on March 7, 2025. The expiration of the waiting period under the HSR Act satisfies an important condition necessary for the completion of the transaction.

Following approval by Shareholders and the expiration of the HSR Act waiting period, the Company expects to complete the Acquisition before the end of the first quarter 2025. A further announcement will be made once the Acquisition has been completed.

Capitalized terms not otherwise defined in the text of this announcement have the meanings given in the Circular.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.